**Financial Statements and
Independent Auditor's Report**

Year Ended December 31, 2023

REJUVE BIOTECH INC.

REJUVE BIOTECH, INC.

Audited Financial Statements

December 31, 2023

CONTENTS

- Accountant's Audit Report

- Balance Sheet

- Income Statement

- Statement of Retained Earnings

- Statement of Cash Flows

- Notes to Financial Statements

The accompanying notes and auditor's report are an integral part of the financial statements

Victor J Williams, CPA, PA

Certified Public Accountants

14346 Kimono Cir., Boyds, MD. 20841
Phone (443) 641-6406, Fax (301) 576-8674

INDEPENDENT AUDITOR'S REPORT

March 13, 2024

Rejuve Biotech, Inc.
Attn: Kennedy Schaal, CEO
982A N Batavia St.
Orange, CA 92867

Report on the Financial Statements

We have audited the accompanying financial statements which comprise statement of balance sheet of Rejuve Biotech Inc. (Rejuve.Bio) for the period December 31, 2023, and the related statements of income, retained earnings, and cash flows for the period then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rejuve.Bio as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sincerely,

Victor J Williams, CPA, PA

Victor J Williams, CPA, PA

The accompanying notes and auditor's report are an integral part of the financial statements

REJUVE BIOTECH, INC.
BALANCE SHEET
As of December 31, 2023

ASSETS

Current Assets

Cash and cash equivalents	$	-
Accounts Receivable		-
Prepaid Expenses		-
Total Current Assets		-

Non-Current Assets

Property & equipment, net	-
Accumulated Depreciation	-
Total non-current Assets	-

Other Assets

Total Assets	$	-

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities

Accounts Payables	$	-
Other Payables		-
Payroll Liabilities		-
Total current liabilities		-

Non-Current Liabilities

	-
Total non-current liabilities	-
Total Liabilities	-

Shareholder's Equity

Common Stock	-
Additional Paid-In-Capital	-
Retained Earnings	-
Net Income	-
Distributions	-
Total Shareholder's Equity	-

Total Liabilities & Shareholder's Equity	$	-

The accompanying notes and auditor's report are an integral part of the financial statements

REJUVE BIOTECH, INC.
INCOME STATEMENT
Year Ending December 31, 2023

		TOTAL
INCOME		
Revenue	$	-
Total Revenue		-
Cost of Goods Sold		-
GROSS PROFIT		-
EXPENSES		
SG&A Payroll Expense		-
SG&A Overhead Costs		-
Depreciation		-
Insurance Costs		-
Total Expenses		-
TOTAL OPERATING INCOME		-
OTHER INCOME		
Interest Income		-
NET INCOME		-

The accompanying notes and auditor's report are an integral part of the financial statements

REJUVE BIOTECH, INC.
STATEMENT OF RETAINED EARNINGS
Year Ending December 31, 2023

	AUTHORISED SHARES	ISSUED SHARES	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS
Balance as of 2022	0	0	$ 0	$ 0
Net Income 2023	-	-	-	-
Distributions	-	-	-	-
Additions	1,500	0	$ 0	$ 0
Balance as of 2023	1,500	0	$ 0	$ 0

The accompanying notes and auditor's report are an integral part of the financial statements

REJUVE BIOTECH, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2023

CASH FLOWS FROM OPERATING
ACTIVITIES:

Net Income $ -

Adjustments to reconcile income to net cash provided
by operating activities:
   Depreciation   -

Changes in assets & liabilities:
   Decrease/Increase in Current Assets   -
   Decrease/Increase in Current Liabilities   -

        Net Cash Provided by Operating   -

CASH FLOWS FROM FINANCING
ACTIVITIES:

   Cash Proceeds from Issuing Shares   -
   Shareholder Distributions   -

        Net Cash Used in Financing activities   -

CASH FLOWS FROM INVESTMENT
ACTIVITIES:

   Change in Fixed Assets   -

        Net Cash Used in Investment activities   -

Change in cash and cash equivalents   -

Cash and cash equivalents, beginning of year   -

Cash and cash equivalents, end of year   -

The accompanying notes and auditor's report are an integral part of the financial statements

1. **Organization**

    Rejuve Biotech, Inc. (the "Company" or "Rejuve.Bio") is an organization incorporated in December 1, 2022 under the laws of the State of Delaware. The company is developing an innovative drug discovery platform and translational medicine service that combines an in-house model organism population with a unique analytical platform. By combining state-of-the-art AI technology with extensive biomedical knowledge, Rejuve.Bio aims to identify common genetic pathways and develop therapeutics that can extend human-span and mitigate the impact of aging.

    The Company is a C corporation managed by a Board of Directors.

2. **Summary of Significant Accounting Policies**

    Basis of Accounting
    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars.

    Cash and Cash Equivalents
    For the purpose of preparing the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

    Use of Estimates
    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Property and Equipment
    Acquisitions of property and equipment are recorded at cost and depreciated using the straight-line depreciation method over the estimated useful life of the respective assets. The Company capitalizes all furniture and equipment purchased with a cost of $500 or more.

    Any gain or loss resulting from disposition is credited or charged to operations. Expenditures for equipment repairs and maintenance are charged to operations as incurred.

    Property and Equipment as December 31, 2023

Property and Equipment	$ -
Less: accumulated depreciation	-
Net: Property and Equipment December 31, 2023	$ -
Depreciation Expense for the period ended December 31, 2023	$ -

3. **Contingencies**

   There are no pending legal proceedings to which the Company is a party and for which management believes would have any material adverse effect on the Company's financial position.

4. **Subsequent Events**

   The Company's management has evaluated events and transactions through March, 11 2023, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

The accompanying notes and auditor's report are an integral part of the financial statements

**Financial Statements and
Independent Auditor's Report**

Year Ended December 31, 2022

REJUVE BIOTECH INC.

REJUVE BIOTECH, INC.

Audited Financial Statements

December 31, 2022

CONTENTS

The accompanying notes and auditor's report are an integral part of the financial statements

Victor J Williams, CPA, PA
Certified Public Accountants
14346 Kimono Cir., Boyds, MD. 20841
Phone (443) 641-6406, Fax (301) 576-8674

INDEPENDENT AUDITOR'S REPORT

August 02, 2023

Rejuve Biotech, Inc.
Attn: Kennedy Schaal, CEO
982A N Batavia St.
Orange, CA 92867

Report on the Financial Statements

We have audited the accompanying financial statements which comprise statement of balance sheet of Rejuve Biotech Inc. (Rejuve.Bio) for the period December 31, 2022, and the related statements of income, retained earnings, and cash flows for the period then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rejuve.Bio as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sincerely,

Victor J Williams, CPA, PA

Victor J Williams, CPA, PA

REJUVE BIOTECH, INC.
BALANCE SHEET
As of December 31, 2022

ASSETS

Current Assets

Cash and cash equivalents	$	-
Accounts Receivable		-
Prepaid Expenses		-
Total Current Assets		-

Non-Current Assets

Property & equipment, net		-
Accumulated Depreciation		-
Total non-current Assets		-

Other Assets

Total Assets	$	-

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities

Accounts Payables	$	-
Other Payables		-
Payroll Liabilities		-
Total current liabilities		-

Non-Current Liabilities

		-
Total non-current liabilities		-
Total Liabilities		-

Shareholder's Equity

Common Stock		-
Additional Paid-In-Capital		-
Retained Earnings		-
Net Income		-
Distributions		-
Total Shareholder's Equity		-
Total Liabilities & Shareholder's Equity	$	-

The accompanying notes and auditor's report are an integral part of the financial statements

REJUVE BIOTECH, INC.
INCOME STATEMENT
Year Ending December 31, 2022

		TOTAL
INCOME		
Revenue	$	-
Total Revenue		-
Cost of Goods Sold		-
GROSS PROFIT		-
EXPENSES		
SG&A Payroll Expense		-
SG&A Overhead Costs		-
Depreciation		-
Insurance Costs		-
Total Expenses		-
TOTAL OPERATING INCOME		-
OTHER INCOME		
Interest Income		-
NET INCOME		-

The accompanying notes and auditor's report are an integral part of the financial statements

REJUVE BIOTECH, INC.
STATEMENT OF RETAINED EARNINGS
Year Ending December 31, 2022

	AUTHORISED SHARES	ISSUED SHARES	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS
Balance as of 2021	0	0	$ 0	$ 0
Net Income 2022	-	-	-	-
Distributions	-	-	-	-
Additions	1,500	0	$ 0	$ 0
Balance as of 2022	1,500	0	$ 0	$ 0

The accompanying notes and auditor's report are an integral part of the financial statements

REJUVE BIOTECH, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2022

CASH FLOWS FROM OPERATING
ACTIVITIES:

Net Income	$	-
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation		-
Changes in assets & liabilities:		
Decrease/Increase in Current Assets		-
Decrease/Increase in Current Liabilities		-
Net Cash Provided by Operating		-

CASH FLOWS FROM FINANCING
ACTIVITIES:

Cash Proceeds from Issuing Shares	-
Shareholder Distributions	-
Net Cash Used in Financing activities	-

CASH FLOWS FROM INVESTMENT
ACTIVITIES:

Change in Fixed Assets	-
Net Cash Used in Investment activities	-

Change in cash and cash equivalents	-
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	-

The accompanying notes and auditor's report are an integral part of the financial statements

REJUVE BIOTECH, INC.
Notes to Financial Statements
For the year ended December 31, 2022

1. **Organization**

   Rejuve Biotech, Inc. (the "Company" or "Rejuve.Bio") is an organization incorporated in December 1, 2022 under the laws of the State of Delaware. The company is developing an innovative drug discovery platform and translational medicine service that combines an in-house model organism population with a unique analytical platform. The platform combines state-of-the-art machine learning and artificial intelligence methods with a continuously updated biomedical knowledge graph integrating human and model organism databases.

   The Company is a C corporation managed by a Board of Directors.

2. **Summary of Significant Accounting Policies**

   Basis of Accounting
   The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars.

   Cash and Cash Equivalents
   For the purpose of preparing the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

   Use of Estimates
   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Property and Equipment
   Acquisitions of property and equipment are recorded at cost and depreciated using the straight-line depreciation method over the estimated useful life of the respective assets. The Company capitalizes all furniture and equipment purchased with a cost of $500 or more.

   Any gain or loss resulting from disposition is credited or charged to operations. Expenditures for equipment repairs and maintenance are charged to operations as incurred.

   Property and Equipment as December 31, 2022

Property and Equipment	$ -
Less: accumulated depreciation	-
Net: Property and Equipment December 31, 2022	$ -
Depreciation Expense for the period ended December 31, 2022	$ -

3. **Contingencies**

   There are no pending legal proceedings to which the Company is a party and for which management believes would have any material adverse effect on the Company's financial position.

4. **Subsequent Events**

   The Company's management has evaluated events and transactions through August 02, 2023, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

The accompanying notes and auditor's report are an integral part of the financial statements